Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954
______________ TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS elewandowski@stblaw.com

June 21, 2024

Re:	New York Community Bancorp, Inc.

Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E. Washington D.C. 20549

Ladies and Gentlemen:

On behalf of New York Community Bancorp, Inc. (the “Company”), we hereby submit by direct electronic transmission a Registration Statement on Form S-1 (the “Registration Statement”), relating to the proposed offering of securities by selling securityholders of the Company.

Please do not hesitate to contact me at (212) 455-7614 with any questions you may have regarding this submission. Please send any correspondence to Bao Nguyen, Senior Vice President, General Counsel and Chief of Staff of the Company (Bao.Nguyen@flagstar) and to me (elewandowski@stblaw.com).

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	New York Community Bancorp, Inc.

Bao Nguyen